SOL BOARDS, INC.
FINANCIAL PROJECTIONS
Summary of Profit and Loss
Amounts in (000's)

	2015	2016	2017	2018	2019	2020
Revenues						
Gross Revenues	$ 3,321	4,701	12,252	20,045	34,386	51,655
Cost of Sales	(3,240)	(3,480)	(7,369)	(10,540)	(16,411)	(23,361)
Net Margin	$ 81	1,221	4,882	9,504	17,976	28,294
Expenses						
Salaries, Wages and Benefits	724	1,213	2,397	3,719	5,109	6,549
Sales and Marketing Costs	163	307	420	566	872	1,238
Endorsement Fees	25	105	302	580	839	300
Insurance Costs	77	92	236	283	360	449
General & Admin	397	577	779	769	1,065	1,479
Total Operating Expenses	1,387	2,294	4,134	5,917	8,245	10,015
EBITDA	(1,305)	(1,073)	748	3,587	9,731	18,279
Interest Expense	234	575	399	325	403	272
Depreciation	12	102	696	1,582	2,790	4,694
Net Income before Taxes	(1,551)	(1,751)	(347)	1,680	6,538	13,313
Income Taxes	-	(672)	(133)	649	2,544	5,188
Net Income	$ (1,551)	$ (1,079)	$ (214)	$ 1,031	$ 3,994	$ 8,125
Key Statistics:						
Number of Boards Sold	584	705	1,625	2,495	3,949	5,631
Boards Sold + Rental Placement	624	739	2,265	3,415	5,583	8,671
Gross Margin % - Sales	2.5%	26.0%	39.8%	47.4%	52.3%	54.8%
EBITDA as % of Gross Revenue	-39.3%	-22.8%	6.1%	17.9%	28.3%	35.4%
Net Income as % of Revenue	-46.7%	-23.0%	-1.7%	5.1%	11.6%	15.7%

Sol Boards, Inc.
Financial Condition Report
As of 11/11/16

<u>Cover Note</u>

Sol Boards, Inc. (distributors of GolfBoard) is now completing is 3rd season of marketing and selling its products in to the golf marketplace. The Company's historical sales results has proven the primary client for GolfBoards are course owners and operators, who purchase small fleets of Golfboards (typically 4 to 12 boards to start), which they rent to their members and guests. Typically, these clients first request a paid trial of 30 to 60 days prior to making their initial Golfboard purchase. With roughly only 60 trial boards in inventory currently, the Company has been able to only provide approximately 15 courses with 4-baord trial fleets at any one time. As such, this small number of trial boards has been the primary "gating factor" limiting the company's growth.

An essential component to achieving the Company's business plan is to dramatically increase its fleet of trial boards, from its current inventory of approximately 60 trial boards to close to 400 trial boards by the end of the 2107 golf season, with on-going increases in the trial board inventory in subsequent years. This substantive increase in the Company's trial board inventory is essential to producing the forecasted sales improvements, as well as producing a high margin ongoing stream of requiring revenue.

In order to finance the much need increase in the Company's trial board fleet, it will be first necessary for the company to raise additional capital though an equity capital raise, which will in part be used for down payments on trial boards, allowing the company to take on additional debt to finance its intended on-going growth in trial board inventory. While the Company has already enter into discussion with banks, finance companies, and private investors who have expressed interest in funding the Company's on-going growth in trial boards, most have indicated a successful equity capital raise is first required prior to formalizing their funding commitment.

This Financial Conditions Report summarizes the Company's results of operations, financial milestones, and the liquidity challenges of the Company that equity investors, and creditors should when investing in Sol Boards. To date, the Company's growth has been primarily financed thorough debt, and deferred payables, which is now approaching $5mln, with capital stock and paid in capital of approximately $1mln. The anticipate successful completion of up to $4mln equity capital raise ($1mln initial raise, and $3mln follow-on raise), will allow the company to pay off its deferred payables, retire high interest early-stage debt, as well as financed the much need growth in trail boards.

Results of Operations & Financial Milestones

During its first 3 years of operations Sol Boards, Inc. has demonstrated substantial proof of concept, selling approximately to 2,000 GolfBoards deployed on approximately 250 golf courses worldwide. During this time, the company has received significant favorable news media and social media support, including millions of dollars of local, regional, national and international news media attention, as well as more than 40mln of social media impressions. The popularity of GoflBoard is further evidence by GolfBoard winning the PGA Best New Product award in 2014, and this year being selected as the Golf Digests Editors Choice for Best Club Transport.

The Company has now grown its US GolfBoard sales and service representative network to over 50 individuals, with international distributors in the United Kingdom, Europe, Australia, Mexico, Dominican Republic, Spain and Indonesia. Inquiries to buy and / or ride GolfBoards at golfbaord.com have grown to an average of approximately 1,500 per day, increasing to over 4,000 a day during the summer peak golf season. In 2016, the Company is projecting sell and deliver over 800 GolfBoards, producing a 35% year over year increase in sales.

In 2016, the Company started testing a managed fleet rental program, which allowed course owners and operators to trial GolfBoard on a month to month as well as seasonal basis, and expects to grow it managed fleet rental program to over 100 boards by year end. The Company's managed fleet rental program allows GolfBoard clients to "try before they buy" (increasing course penetration), as well as generating on-going high-margin recurring revenue.

The company has reduce it operating losses from negative net income after taxes of approximately -$1.5mln in 2015 to -$1mln in 2016, and is projecting a small net income loss after taxes of only -$200K in 2017, with a positive EBITDA in 2017 of approximately $750K. The 2017 improvement in net income and EBIDA is largely due to a combination of further sales growth and improved gross product margin. The Company has confirmed with its exclusive manufacture a $340 reduction in cost of goods sold in 2017, increasing gross product margin from 23% in 2016 to 32% in 2017.

In response to growing demand for a next generation multi-purpose board suitable for use off of golf courses, in the fall of 2016 the company brought to market its new ResortBoard offering. The ResortBoard is multipurpose all-terrain board that can go on pavement, as well as be use off-road on back country trails. This new ResortBoard offering leverages existing technology to cater to adjacent markets such as vacations properties and residential communities, as well as commercial properties and industrial parks. ResortBoard / non-golf sales are expect to be only 20% of total sales value in 2017, and represent a significant upside potential to plan

Liquidity and Capital Resources

The company currently has $3.6M of debt, plus approximately $400k in accrued expenses, and $300K in defer executive management compensation. In Q4 2016, The Company plans to complete an initial Title III equity capital raise of up to $1mln, followed in Q1 2017, by a Title IV equity capital raise of up to $3mln. The proceeds from these equity capital raises will be used in part proceeds to retire debt, including as a priority its Forbearance Agreement from Microcast for $725K (the company exclusive manufacturing partner).

The Company's asset largely consist of "Managed Fleet" and "Trial" boards with a market value of $716K, which are rotated to golf course in 4-board trial fleets in order to expose courses to our GolfBoard offering. The 60+ managed fleet rental boards are on various long-term multi-year leases. There are also another 60+ trial boards which are leased on a short-term basis (generally a 6 to 9 month), which at expiration of the short term lease term we generally sell to courses at a discount (usually $4,500 to $5,000), or convert to a long-term lease and then incorporated in to our managed fleet rental program.

After completions of the planed Title III equity capital of up to 800,000 shares at a price of $1.25 per shares, the Company is planning to subsequently complete a Title IV equity capital raise of up to 2,400,000 shares at a price of $1.25 per share (while the currently intended price per share is the same for both offerings, the minimum investment on during the Title IV raise is expected to be $500+ vs a minimum investment of minimum investment of $125 during the Title III raise).

Subsequent to the Title III and Title IV equity capital raises, the Company will pursue the financing of an additional 300+ managed fleet rental boards, and further increase debt to acquire additional rounds of managed fleet rental boards as business need dictate. Since the Company expects to finance these managed fleet rental boards at a cost of $175 per month, and deploy them to golf courses at an average rental rate of $320 per month, the growth of the Company's managed fleet program is expect do drive a steady stream of high margin recurring revenue. Sol Boards has already received preliminary commitments from Bay Cap Leasing, as well as some of the Company's key investors to finace the growth on its managed fleet program.